U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER

SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-l

DRIEHAUS MUTUAL FUNDS

DRIEHAUS LIFE SCIENCES FUND, L.P.

AND

DRIEHAUS CAPITAL MANAGEMENT LLC

25 East Erie Street

Chicago, Illinois 60611

All Communications, Notices and Orders to: Renee M. Hardt, Esq. Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7657	Copies to: Janet L. McWilliams, Esq. General Counsel and Secretary Driehaus Capital Management LLC 25 East Erie Street Chicago, Illinois 60611 (312) 932-3520

OCTOBER 4, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	Application for an Order under
	)	Section 17(d) of the Investment Company
Driehaus Mutual Funds	)	Act of 1940 and Rule 17d-1 under the
Driehaus Life Sciences Fund, L.P.	)	Investment Company Act of 1940
and	)	Permitting Certain Joint Transactions
Driehaus Capital Management LLC	)	Otherwise Prohibited by Section 17(d) of
	)	the Investment Company Act of 1940 and
25 East Erie Street	)	Rule 17d-1 under the Investment Company
Chicago, Illinois 60611)		Act of 1940.
)
File No. 812-_____	)
)

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Rule 17d-1:

•	Driehaus Capital Management LLC, (“Driehaus Capital Management” or the “Existing Adviser”2);

•	Driehaus Mutual Funds, including each series thereof (the “Trust,” and each series thereof a “Regulated Fund”)[3]; and

•	Driehaus Life Sciences Fund, L.P. (the “Affiliated Fund”[4] and, together with the Existing Adviser and the Regulated Funds, the “Applicants”).

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

“Adviser” means (a) the Existing Adviser; and (b) any future investment adviser that controls, is controlled by, or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[3]

“Regulated Funds” refers to each existing series of the Trust and any Future Regulated Fund. “Future Regulated Fund” means any open-end management investment company formed in the future that is (a) registered under the 1940 Act; (b) is advised by the Adviser and (c) intends to participate in the Co-Investment Program.

[4]

“Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act and is advised by the Adviser. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. No Affiliated Fund is or will be a subsidiary of a Regulated Fund. As used herein, “Affiliated Fund” includes all “Future Affiliated Funds.”

The relief requested in this application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder; and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Funds participate together with one or more other Regulated Funds and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Fund could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	Driehaus Capital Management LLC

Driehaus Capital Management LLC, (previously defined as “Driehaus Capital Management” or the “Existing Adviser”) is a limited liability company organized under the laws of Delaware and is registered as an investment adviser under the Advisers Act. Driehaus Capital Management is majority-owned by Driehaus Capital Holdings LLLP, a Delaware limited liability limited partnership. Driehaus Capital Holdings LLLP is owned by entities related to Richard H. Driehaus, the Adviser’s founder. Driehaus Capital Management had approximately $7.97 billion in assets under management as of August 31, 2019. It has its principal place of business at 25 East Erie Street, Chicago, Illinois 60611.

Driehaus Capital Management serves as investment adviser to each series of the Trust pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”), approved by the Board of Trustees (the “Board”)6 of the Trust in accordance with the 1940 Act. Under the terms of the Advisory Agreement, and subject to the overall supervision of the Board, the Adviser is responsible for providing general, overall advice and guidance with respect to the Regulated Funds. In carrying out its duties, the Adviser is required to provide a continuous investment program for each Regulated Fund and to determine the composition of the assets of each Regulated Fund, including the determination of the purchase, retention or sale of the securities, cash and other investments for each Regulated Fund. The Adviser is responsible for

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000), and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[6]	The term “Board” refers to the board of trustees of any Regulated Fund.

the oversight of the Trust’s administrator, transfer agent and custodian and may provide other advisory services to the Regulated Funds. The Adviser is required to report regularly to the Board on the Adviser’s discharge of its responsibilities and to furnish the Board with such other periodic and special reports it may reasonably request. For providing services to the Regulated Funds, pursuant to the terms of the Advisory Agreement, the Adviser receives an advisory fee that is based on the average daily net assets of each Regulated Fund, deducted monthly from the assets of each Regulated Fund. The Advisory Agreement also provides that the Adviser shall pay all costs and expenses of maintaining the offices of the Trust.

Driehaus Capital Management also serves as the investment adviser to Driehaus Life Sciences Fund, L.P. pursuant to an agreement between Driehaus Life Sciences Fund, L.P. and Driehaus Capital Management. Under the terms of that agreement, the Adviser is granted the right, power and authority to render certain investment advisory and administrative services to the partnership.

B.	The Trust

Each existing Regulated Fund is a series of Driehaus Mutual Funds (previously defined as the “Trust”), a Delaware statutory trust that was formed on May 31, 1996. The Trust is an open-end, management investment company registered under the 1940 Act. As of August 31, 2019, the Trust consists of eight separate series: Driehaus Emerging Markets Growth Fund, which invests primarily in the equity securities of emerging market companies, Driehaus Emerging Markets Small Cap Growth Fund, which invests primarily in the equity securities of small capitalization emerging markets companies, Driehaus International Small Cap Growth Fund, which invests primarily in equity securities of smaller capitalization non-U.S. companies exhibiting strong growth characteristics, Driehaus Micro Cap Growth Fund, which invests primarily in equity securities of micro-cap U.S. companies exhibiting strong growth characteristics, Driehaus Small Cap Growth Fund, which invests primarily in equity securities of small cap U.S. companies exhibiting strong growth characteristics, Driehaus Active Income Fund, which invests primarily in U.S. fixed-income and floating rate securities as well as foreign securities, Driehaus Event Driven Fund, which invests in a broad range of asset classes, including fixed-income and floating rate debt securities, loans, equity securities across all market capitalizations, American Depositary Receipts and Global Depositary Receipts, options, futures and swaps, and Driehaus Multi-Asset Growth Economies Fund, which invests across multiple asset classes and various security types including equity securities, including common and preferred stock, American Depository Receipts, Global Depository Receipts, exchange-traded-funds, currencies, debt securities, equity-convertible securities and derivative securities. Each series of the Trust is “diversified” within the meaning of the 1940 Act except Driehaus Event Driven Fund, which is “non-diversified.” The principal place of business of Driehaus Mutual Funds is 25 East Erie Street, Chicago, Illinois 60611. As of August 31, 2019, the aggregate net assets of all of the series of the Trust were approximately $2.89 billion.

Membership of the Trust’s Board will comply in all respects with the requirements of the 1940 Act, including with respect to those trustees who are not “interested persons” within the meaning of Section 2(a)(19) (the “Independent Trustees”).7 As of August 31, 2019, the Board consists of six individuals, five of whom are Independent Trustees.

No Independent Trustee of any Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.

C.	Affiliated Fund

Driehaus Life Sciences Fund, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on Section 3(c)(1) of the 1940 Act, and securities offerings in Driehaus Life Sciences Fund, L.P. qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. Driehaus Capital Management (USVI) LLC is the general partner of Driehaus Life Sciences Fund, L.P. Driehaus Life Sciences Fund, L.P. seeks to generate venture-like returns over a full market cycle by investing in all major industries in healthcare with a keen focus on early development-stage companies. As of August 31, 2019, the net assets of Driehaus Life Sciences Fund, L.P. were approximately $38.6 million. The compensation paid to Driehaus Capital Management by Driehaus Life Sciences Fund, L.P. generally consists of a monthly management fee and an annual incentive allocation fee, both which are calculated at rates based on the class of interest to which a limited partner’s shares belong.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

[7]	The term “Independent Trustees” refers to the trustees of any Regulated Fund who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

A.	Overview

1.	The Investment Process

When considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser will consider only the Objectives and Strategies,8 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. After making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by the trustees of a Regulated Fund eligible to vote under Section 57(o) of the 1940 Act (“Eligible Trustees”), and the “required majority,” as defined in Section 57(o) of the 1940 Act (“Required Majority”).9 A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 7(c)(i) and 9(b)(i).

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the Trust or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, trustees, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

Currently, the Regulated Funds and the Affiliated Fund are subject to the following limitations on their investments in private placements:

(i)

Each Regulated Fund has a non-fundamental investment restriction, which can be changed by the Board without shareholder approval, that permits it to invest up to 15% of its total assets in “illiquid securities” (e.g., any investment that a Regulated Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days without the sale or disposition significantly changing the market value of the investment), which term would include private placements. Whether a particular private placement will be treated as a liquid or illiquid security will be determined under the Trust’s Liquidity Risk Management Program, adopted by the Board.[10]

[8]

The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies as described in the Regulated Fund’s registration statement on Form N-1A, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933, the Securities Exchange Act of 1934 or the 1940 Act, and the Regulated Fund’s reports to investors.

[9]

Although each Regulated Fund will be a registered open-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a business development company (as defined in Section 2(a)(48) of the 1940 Act) subject to Section 57(o) of the 1940 Act.

[10]	The investment restrictions and policies described in paragraph (i) above will not affect the calculation of capital available for investment.

(ii)

Driehaus Life Sciences Fund, L.P. restricts that portion of a limited partner’s capital contribution that may be allocated to privately-held securities and other assets which the general partner determines to be illiquid to a maximum aggregate amount equal to 20% of such limited partner’s aggregate capital contribution.

The Adviser is also presented with a number of investment opportunities each year on behalf of its clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 of the 1940 Act. Such investment opportunities may be joint transactions such that the Adviser may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Funds may have to forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

2.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in

Section III.A.2.a. below and governed by Condition 9. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.2.b. below and governed by Condition 10. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 9(c) or, where certain additional requirements are met, without Board approval under Condition 9(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,11 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 9(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the Commission’s no-action positions.12

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of the Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 11.

[11]	See note 22, below.
[12]	See note 5, above.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments13 may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 10. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 9 under the standard review process.

3.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 (“Dispositions”). If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Fund and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 7; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 8.

[13]

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the Commission’s no-action positions (See note 5, above);

(ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund; or

(iii) solely with regard to a Regulated Fund that is directly or indirectly wholly-owned by Driehaus Capital Holdings LLLP at the time of transfer, in transactions in which one or more Affiliated Funds transferred assets to a Regulated Fund before the Regulated Fund elected to be registered as an investment company.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 7(d) or, where certain additional requirements are met, without Board approval under Condition 7(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities14 and the Disposition meets the other requirements of Condition 7(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;15 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;16 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 11.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 8. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need

[14]	“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i) it trades on a national securities exchange or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933;

(ii) it is not subject to restrictive agreements with the issuer or other security holders; and

(iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the 1940 Act) at which the Regulated Fund has valued the investment.

[15]	See note 20, below.
[16]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short-term assets (i.e., cash) to pay down long-term liabilities.

only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.17 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 7 or 9 under the standard review process.

B.	Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.18 The Adviser is or will be the investment adviser to a Regulated Fund. In addition, the Adviser is or will be the investment adviser of each Affiliated Fund or Future Affiliated Fund. Regulated Funds and Affiliated Funds may be deemed to be under common control and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships may cause each Regulated Fund and each Affiliated Fund participating in the Co-Investment Transactions to be subject to Section 17(d), and thus subject to the provisions of Rule 17d-1.

[17]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Trustees must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[18]

See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

C.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

D.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.E of this Application, will ensure the protection of investors in a Regulated Fund and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that a Regulated Fund would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Fund. In addition, a Regulated Fund would be able to invest on equal footing with each other Regulated Fund and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights. A Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser, or shared pro rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions also impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by a Regulated Fund. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund participating in a Co-Investment Transaction would not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

E.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.

Each time the Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)

If the aggregate amount recommended by the Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)

After making the determinations required in Conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.

the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its investors and do not involve overreaching in respect of the Regulated Fund or its investors on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the Regulated Fund’s investors; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

iii.

the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)

the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Fund (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party’s investment; and

iv.

the proposed investment by the Regulated Fund will not benefit the Adviser, the other Regulated Funds, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.

Except for Follow-On Investments made in accordance with Condition 9 and 10,[19] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights, will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or Affiliated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

[19]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.	Standard Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

i.	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

i.

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[20] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

ii.

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[20]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

8.	Enhanced Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

iii.

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

i.	the Disposition complies with Condition 2(c)(i), (ii) and (iv); and

ii.	the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1 and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

i.

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

ii.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

iii.	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

iv.

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[21] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

v.

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

9.	Standard Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

i.

the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

ii.

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

[21]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

i.

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[22] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

ii.	it is a Non-Negotiated Follow-On Investment.

(c)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	Allocation. If, with respect to any such Follow-On Investment:

i.

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

[22]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

then the Follow-On Investment opportunity will be allocated among them pro rata, as described in Section III.A.1 above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Enhanced Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

ii.

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

iii.

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

i.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

ii.	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

iii.

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

iv.

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

i.

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata, as described in Section III.A.1 above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

11.

The Independent Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and the Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

12.

Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds was a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

13.

No Independent Trustee of a Regulated Fund will also be a director, trustee, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

14.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) will, to the extent not payable by the Adviser under the investment advisory agreements with the Regulated Funds and the Affiliated Funds be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15.

Any transaction fee[23] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds

[23]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

16.

If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

17.

Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

Driehaus Capital Management’s investment personnel are assigned to investment management teams that are responsible for managing accounts, including Regulated Funds and Affiliated Funds, in their corresponding investment strategy or strategies. In managing the investment strategy, an investment team may from time to time identify opportunities to co-invest that would be attractive to one or more of the Regulated Funds. Accordingly, the investment team may recommend that one or more of the Regulated Funds participate in a co-investment transaction with one or more of the Affiliated Funds. In the absence of the relief sought hereby, in some circumstances, the Regulated Funds may be limited in their ability to participate in attractive and appropriate investment opportunities. For example, because a private placement transaction may in many instances be negotiated, the Applicants cannot rely upon existing no-action relief provided by the staff of the Commission Division of Investment Management which might otherwise permit certain co-investments under Section 17(d).24 Section 17(d) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies from making investments that are in the best interests of their investors.

[24]	See note 5, above.

In cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain more favorable terms, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s investors. The Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Independent Trustees, has determined or will determine that it is in the best interests of the Regulated Funds to have the ability to participate in Co-Investment Transactions because, among other matters: (i) a Regulated Fund may be able to participate in a larger number and greater variety of transactions; (ii) a Regulated Fund may be able to participate in larger transactions; (iii) a Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Funds; (iv) any Regulated Funds and/or Affiliated Funds participating in the proposed investment may have greater bargaining power and more potential control over the investment, each of which could result in terms that are more favorable for the participating Regulated Funds and/or Affiliated Funds; (v) a Regulated Fund may obtain greater attention from the sponsors and other management of potential investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and/or Affiliated Funds and their investors. For these reasons, the Board of the Regulated Funds has determined or will determine that it is proper and desirable for the Regulated Funds to have the ability to participate in Co-Investment Transactions with other Regulated Funds and one or more Affiliated Funds.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 7(c)(i) and 9(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in Conditions 7(c)(i) and 9(b)(i), is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the 1940 Act as there is no opportunity for overreaching by affiliates.

If the Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 16.

Applicants believe that this Condition will ensure that the Independent Trustees will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed if desired by the Holders will be limited significantly. The Independent Trustees shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and Rule 17d-1 under the 1940 Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

C.	Consideration by the Independent Trustees

The Independent Trustees have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of Driehaus Capital Management at meetings of the Independent Trustees held on September 12, 2019 and September 14, 2019, and have authorized the filing of the original application and any amendments thereto.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Section 17(d) and Rule 17d-1 of the 1940 Act.25

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Janet McWilliams is authorized to sign and file this document on behalf of Driehaus Capital Management LLC pursuant to the general authority vested in her as a General Counsel and Secretary and on behalf of Driehaus Life Sciences, L.P. pursuant to its Limited Partnership Agreement. Stephen Kneeley is authorized to sign and file this document on behalf of Driehaus Mutual Funds pursuant to the general authority vested in him as a President of Driehaus Mutual Funds and pursuant to the resolutions adopted by the Board quoted below. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1, Exhibit A-2 and Exhibit A-3 of this Application.

At a meeting held on September 14, 2019, the Board of Driehaus Mutual Funds adopted the following resolution authorizing the filing of this Application on behalf of Driehaus Mutual Funds, which resolution remains in full force and effect:

[25]

See, e.g., John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Release No. IC-33493 (May 28, 2019) (notice), Release No. IC- 33518 (June 25, 2019) (order); CM Finance Inc, et al. (File No. 812-14850) Release No. IC-33377 (Feb. 19, 2019) (notice), Release No. IC-33401 (Mar. 19, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-33289 (Nov. 6, 2018) (notice), Release No. IC-33316 (Dec. 4, 2018) (order); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. No. IC-33271 (Oct. 16, 2018) (notice) and Release No. IC-33294 (Nov. 13, 2018) (order); Audax Credit BDC Inc., et al. (File No. 812-14862) Investment Company Act Rel. No. IC-33270 (Oct. 12, 2018) (notice) and Release No. IC-33290 (Nov. 7, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838), Release No. IC-33197 (Aug. 9, 2018) (notice) and Release No. IC-33217 (Sept. 5, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. No. IC-33047 (Mar. 14, 2018) (notice) and Release No. IC-33070 (April 10, 2018) (order); Alcentra Capital Corporation, et al., (File No. 812-14760), Release No. IC-33038 (notice) (Feb. 28, 2018) and Release No. IC-33059 (order) (Mar. 27, 2018); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. No. IC-32831 (Sept. 22, 2017) (notice) and Release No. IC-32862 (Oct. 18, 2017) (order); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32399 (Dec. 21, 2016) (notice) and Release No. IC-32427 (Jan. 18, 2017) (order); Apollo Investment Corporation, et al. (File No. 812-13754), Release No. IC-32019 (Mar. 2, 2016) (notice) and Release No. IC-32057 (Mar. 29, 2016) (order); and Van Eck Funds, et al. (File No. 812-13740), Release No. IC-30252 (Oct. 25, 2012) (notice) and Release No. IC-30279 (Nov. 23, 2012) (order).

RESOLVED: That the officers of the Driehaus Mutual Funds (collectively, the “Trust”) be, and each hereby is, on behalf of the Trust, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Funds to (i) invest in private placement securities or other securities jointly with other accounts managed by Driehaus Capital Management LLC, (ii) make follow-on investments in private placement securities or other securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities or other securities purchased pursuant to (i) and (ii) above.

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting the Applicants the relief sought by this Application.

The Applicants named below have each caused this Application to be duly signed on their behalf on the 4th day of October 2019. The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit A of this Application.

Driehaus Capital Management LLC

By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: General Counsel and Secretary

Driehaus Mutual Funds

By:	/s/ Stephen Kneeley
Name: Stephen Kneeley
Title: President

Driehaus Life Sciences Fund, L.P.
By: Driehaus Capital Management (USVI) LLC, its General Partner

By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: Senior Vice President

EXHIBIT A-1

VERIFICATION

The undersigned states that she has duly executed the attached Application for and on behalf of Driehaus Capital Management LLC, a Delaware limited liability company, that she is the General Counsel and Secretary of Driehaus Capital Management LLC, and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: General Counsel and Secretary
Date: October 4, 2019

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of Driehaus Mutual Funds, that he is the President of Driehaus Mutual Funds, a Delaware statutory trust, and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Kneeley
Name: Stephen Kneeley
Title: President
Date: October 4, 2019

EXHIBIT A-3

VERIFICATION

The undersigned states that she has duly executed the attached Application for and on behalf of Driehaus Life Sciences Fund, L.P., a Delaware limited partnership; that she is a Senior Vice President of Driehaus Capital Management (USVI) LLC, the General Partner of Driehaus Life Sciences Fund, L.P. and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: Senior Vice President of Driehaus Capital Management (USVI) LLC, the General Partner of Driehaus Life Sciences Fund, L.P.
Date: October 4, 2019